UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-03313				Date examination completed: October 10, 2018
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
First American Funds, Inc.
4. Address of principal executive office (number, street, city, state, zip code):
800 Nicollet Mall Minneapolis, MN 55402

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Government Obligations Fund, Institutional Prime Obligations Fund, Retail Tax Free Obligations Fund, Retail Prime Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund of First American Funds, Inc. (collectively the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 13, 2018, and from March 29, 2018 through June 13, 2018. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 13, 2018, and with respect to agreement of security purchases and sales, for the period from March 29, 2018 (the date of our last examination) through June 13, 2018:

●	Confirmation of all securities held by institutions in book entry form (Depository Trust Company and Federal Reserve Bank of Boston);

●	Confirmation of all securities held with brokers;

●	Reconciliation of all such securities to the books and records of the Funds and U.S. Bank National Association (the Custodian);

●	Agreement of 13 security purchases and 12 security sales or maturities since our last report from the books and records to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 13, 2018, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be, and should not be used by anyone other than these specified parties.

Minneapolis, MN

October 10, 2018

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

October 10, 2018

We, as members of management of the Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund (collectively, the Funds), of First American Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 13, 2018 and from March 29, 2018 through June 13, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 13, 2018 and from March 29, 2018 through June 13, 2018, with respect to securities reflected in the investment account of the Company.

By:	/s/ Eric J. Thole
Eric J. Thole
President of the Funds
First American Funds, Inc.

By:	/s/ Jill M. Stevenson
Jill M. Stevenson
Treasurer of the Funds
First American Funds, Inc.